UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-37790

51TALK ONLINE EDUCATION GROUP

24 Raffles Place #17-04 Clifford Centre, Singapore 048621

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

51Talk Online Education Group (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On June 1, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 2, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s best knowledge, no shareholder other than DCM funds, Dasheng International Holdings Limited, Sequoia Capital China funds and Golien Ltd. owned more than 5% of the Company’s outstanding shares as of February 28, 2023.

•	DCM is a venture capital firm. As reported in an Amendment No. 6 to Schedule 13D jointly filed on January 26, 2023 by, among others, DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”), DCM Ventures China Turbo Fund, L.P. (“Turbo Fund”) and DCM Ventures China Turbo Affiliates Fund, L.P. (“Turbo Affiliates Fund”): (i) the general partner of Hybrid Fund is DCM Hybrid RMB Fund Investment Management, L.P., whose general partner in turn is DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”); and (ii) the general partner of each of Turbo Fund and Turbo Affiliates Fund is DCM Turbo Fund Investment Management, L.P., whose general partner in turn is DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”). Hurst Lin and Matthew C. Bonner are the directors of each of Hybrid Fund UGP and Turbo Fund UGP. As of February 28, 2023, DCM funds beneficially owned 10,607,110 Class A ordinary shares and 57,681,212 Class B ordinary shares of the Company, representing 20.1% of the Company’s total outstanding shares and 46.2% of the Company’s aggregate voting power.
•	Dasheng International Holdings Limited is a private company incorporated in the British Virgin Islands wholly owned and controlled by TB Family Trust (the “Trust”). The settlors of the Trust are Mr. Jack Jiajia Huang and Ms. Ting Shu. Mr. Huang, Ms. Shu and their family members are the beneficiaries under the Trust. As of February 28, 2023, Dasheng International Holdings Limited beneficially owned 26,194,680 Class A ordinary shares and 45,925,744 Class B ordinary shares of the Company, representing 21.2% of the Company’s total outstanding shares and 38.2% of the Company’s aggregate voting power.

•	Sequoia Capital China is a venture capital firm. As reported in a Schedule 13D filed on June 27, 2016 and an Amendment No. 8 thereto jointly filed on May 9, 2022 by, among others, SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd.: (i) SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P., whose general partner is SC China Venture V Management, L.P., whose general partner in turn, is SC China Holding Limited; and (ii) SCC Growth I Holdco A, Ltd. is wholly owned by Sequoia Capital China Growth Fund I, L.P., whose general partner is Sequoia Capital China Growth Fund Management I, L.P., whose general partner in turn is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Neil Nanpeng Shen. As of February 28, 2023, Sequoia Capital China beneficially owned 40,033,395 Class A ordinary shares of the Company, representing 11.8% of the Company’s total outstanding shares and 3.1% of the Company’s aggregate voting power. The sharesholding percentage of SCC Venture V Holdco I, Ltd. and SCC Growth I Holdco A, Ltd. was 8.4% and 3.4%, respectively. The Class A ordinary shares they held were all in the form of ADS and they have no board seat of 51Talk to the date of this annual report.
•	Golien Ltd is a private holding company incorporated in the Hong Kong Special Administrative Region, China. As reported in a Schedule 13G filed on February 7, 2023, the parent company of Golien Ltd is wm100 holding Ltd, whose shareholders are Max Burger and Beat Stefan Burger. As of February 28, 2023, Golien Ltd beneficially owned 18,967,560 Class A ordinary shares of the Company, representing 5.6% of the Company’s total outstanding shares and 1.5% of the Company’s aggregate voting power.

The aggregate voting power of the shareholders listed above was 89.0% as of February 28, 2023. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 6, 2023 for more details.

In addition, the Company is not aware of any governmental entity in mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

51TALK ONLINE EDUCATION GROUP

By	:	/s/ Cindy Chun Tang
Name	:	Cindy Chun Tang
Title	:	Chief Financial Officer

Date: April 6, 2023